Exhibit 99.5

ARRANGEMENT AGREEMENT AMENDING AGREEMENT

THIS ARRANGEMENT AGREEMENT AMENDING AGREEMENT (the “Amending Agreement”) is made effective as of the 4th day of May, 2017.

AMONG:

GOLD STANDARD VENTURES CORP., a corporation existing pursuant to the laws of the Province of British Columbia with an office at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4 (“Gold Standard”)

- and -

BATTLE MOUNTAIN GOLD INC., a corporation existing pursuant to the laws of the Province of British Columbia with an office at Suite 300 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 29 (the “Battle Mountain”, and together with Gold Standard, the “Parties”)

WHEREAS:

A.	the Parties hereto have entered into an arrangement agreement dated as of April 11, 2017 (the “Arrangement Agreement”);

B.

the Parties hereto have identified a required change to the address for delivery of a written notice of dissent by a registered BMG Shareholder who wishes to exercise such shareholder’s Dissent Rights as set out in Section 5.2(c) of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement; and

C.	the Parties have agreed to amend the address for delivery pursuant to this Amending Agreement;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Amending Agreement (including the recitals hereto), unless something in the subject matter or context is inconsistent therewith, capitalized words and phrases shall have the meanings set forth in the Arrangement Agreement.

1.2	Interpretation Not Affected by Headings

The division of this Amending Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.3	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and exhibits are to articles, sections and exhibits of this Amending Agreement.

1.4	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5	Effect of Agreement

This Amending Agreement is supplementary to the Arrangement Agreement and is to be read with and construed in accordance with the Arrangement Agreement as if this Amending Agreement and the Arrangement Agreement constitute one agreement. Other than as provided in this Amending Agreement, all other terms and conditions of the Arrangement Agreement shall remain in full force and effect, unamended, and the parties hereto hereby ratify and confirm the same.

1.6	Governing Law

This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2
AMENDMENT TO ARRANGEMENT AGREEMENT

2.1	Replacement Schedule A

The Parties hereto hereby agree that Section 5.2(c) of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:

“(c)

deliver a written notice of dissent to BMG, c/o Dentons Canada LLP, at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8, at least two Business Days before the day of the BMG Meeting or any adjournment thereof.”

ARTICLE 3
GENERAL

3.1	Binding Effect

This Amending Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

3.2	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

3.3	Amendments

No amendment or variation of the provisions of this Amending Agreement shall be binding upon the Parties hereto unless evidenced in writing and executed by all Parties hereto.

3.4	Counterparts

This Amending Agreement may be executed in counterparts, in original, facsimile or electronic form, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

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IN WITNESS WHEREOF this Amending Agreement has been executed and delivered by the Parties hereto effective as of the date first above written.

GOLD STANDARD VENTURES CORP.

By:	/s/ “Michael Waldkirch”
Authorized Signatory

BATTLE MOUNTAIN GOLD INC.

By:	/s/ “Chet Idziszek”
Authorized Signatory

[Signature page to Arrangement Agreement Amending Agreement]